UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MIRA PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, 0.0001 par value
(Title of Class of Securities)

60458C104
(CUSIP Number)

George Cappy
Bay Shore Trust
900 West Platt Street, Suite 200
Tampa, Florida 33606
(813) 369-5150
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

1	NAME OF REPORTING PERSON George Cappy, Individually and as Trustee of the Bay Shore Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 3,740,270
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 3,740,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,760,270 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.88% (2)
14	TYPE OF REPORTING PERSON IN
(1)	Includes 3,740,270 shares of common stock, par value $0.0001 per share (the “Common Stock”) beneficially owned by the Bay Shore Trust, of which George Cappy is trustee.
(2)
Based on 14,745,170 shares of Common Stock of the Issuer outstanding as of August 2, 2023, as disclosed in the Issuer’s Registration Statement on Form S-1 (File No. 333-273024), which was originally filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2023, as amended (the “Registration Statement”), and in the prospectus included therein and filed separately on August 4, 2023 (the “Prospectus”).

1	NAME OF REPORTING PERSON Bay Shore Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,740,270
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,740,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.76% (1)
14	TYPE OF REPORTING PERSON OO
(1)	Based on 14,745,170 shares of Common Stock of the Issuer outstanding as of August 2, 2023, as disclosed in the Registration Statement and the Prospectus.

Item 1.	Security and Issuer

This initial Schedule 13D relates to the Common Stock of MIRA Pharmaceuticals, Inc. (the “Company”).  The address of the principal executive offices of the Company is 900 West Platt Street, Suite 200, Tampa Florida 33606.
This initial Schedule 13D is required to be filed pursuant to Section 13(d)(6)(B). On April 28, 2023, prior to the effectiveness of the Registration Statement, the Bay Shore Trust, (the “Trust”) acquired a warrant to purchase up to 1,000,000 shares of Common Stock of the Company at an exercise price of $5.00 per share in consideration of the Trust making a credit facility available to the Company. On August 2, 2023, upon the effectiveness of the Registration Statement, the Trust acquired 157,170 shares of Common Stock upon the conversion of outstanding debt in an aggregate total of $1,100,190 pursuant to a conversion agreement between the Company and the Trust. As a result, the Trust acquired, as of August 2, 2023 and as a holder of five percent or more of the Company’s shares of Common Stock, a number of shares constituting greater than two percent of the outstanding shares of Company Stock over the preceding twelve-month period.
Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by (1) George Cappy, individually and in his capacity as trustee of Bay Shore Trust (“Cappy”); and (2) the Trust (collectively, the “Reporting Persons”).  The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 99.1.

(b)	The principal business address of the Reporting Persons is 900 West Platt Street, Suite 200, Tampa, Florida 33606.
(c)	The principal business of Cappy is lawyer. The principal occupation of the Trust is to administer the assets of the Trust for the benefit of the beneficiaries thereof.
(d)-(e)
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Cappy is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 3,760,270 shares of Common Stock of the Company. On April 28, 2023, the Trust acquired a warrant to purchase up to 1,000,000 shares of Common Stock of the Company at an exercise price of $5.00 per share in consideration of the Trust making a credit facility available to the Company. On August 2, 2023, upon the effectiveness of the Registration Statement, the Company issued to the Trust 157,170 shares of Common Stock upon the conversion of outstanding debt in an aggregate total of $1,100,190 pursuant to a conversion agreement between the Company and the Trust. As trustee of the Trust, Cappy is deemed to beneficially own the Common Stock held by the Trust under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Cappy disclaims beneficial ownership of such Common Stock held by the Trust, except to the extent of his pecuniary interest therein.
Item 4.	Purpose of Transaction

This is the Reporting Persons’ initial Schedule 13D.

The Reporting Persons acquired the Company Common Stock based on the belief that such securities represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of Company Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of Company Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.
The Reporting Persons intend to review their investment in the Company on a continuing basis taking into consideration various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Company Common Stock and the Company, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Company or disposal of some or all of the shares of Common Stock of the Company owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.
Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Company’s capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any change in the Company’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Company

(a)-(b)  As of the date of this Schedule 13D, Trust beneficially owns 3,740,270 shares of Company Common Stock, which represents 25.37% of the Company Common Stock as of the date hereof. Cappy is the sole trustee of Trust, and by virtue of such relationship, Cappy is deemed to have shared voting and investment power with respect to the Company Common Stock held by Trust. Individually, Cappy holds and has sole voting and dispositive power over 20,000 shares of Company Common Stock, which represents 0.14% of the Company Common Stock as of the date hereof, and together with the shares held by Trust, Cappy has shared dispositive power over 3,760,270 shares of Company Common Stock, which represents 25.50% of the Company Common Stock as of the date hereof.
(c)	Except as described in this Schedule 13D, including in Item 3, there have been no transactions in the shares of Company Common Stock effected by the Reporting Persons during the last 60 days.
(d)
To the best knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Company Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
To the knowledge of the Reporting Persons, except for those matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Persons and any other person with respect to securities of the Company.
Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement

[Signatures follow on the next page.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date: August 14, 2023.

BAY SHORE TRUST By: /s/ George Cappy George Cappy, Trust
/s/ George Cappy George Cappy, Trust

EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value $0.0001, of MIRA Pharmaceuticals, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing(s).
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 14, 2023.

BAY SHORE TRUST By: /s/ George Cappy George Cappy, Trust
/s/ George Cappy George Cappy, Trust